Exhibit 99.11

NICE and Karpel Solutions Partner to Digitally Transform Criminal
Justice for Prosecutors

Integration of case and digital evidence management systems consolidates digital evidence into a single pane of glass to streamline the justice process

Hoboken, N.J., August 21, 2024 – NICE (Nasdaq: NICE) and Karpel Solutions (St. Louis, MO) today announced a technology partnership to digitally transform the criminal justice process for prosecutors. With digital evidence continuing to grow exponentially, managing evidence in different systems is adding to the manual workload for prosecutors. The integration of the NICE Justice digital evidence management solution and PROSECUTORByKarpel (PbK) case management software (CMS) will create new-found efficiencies for prosecutors by automating the ingestion, organization and correlation of evidence into digital case files in the cloud, while also consolidating all evidence into a single pane of glass.

Chris Wooten, Executive Vice President, NICE, said, “As a leading company in open solutions for criminal justice digital transformation, we’re excited to join forces with Karpel Solutions to address challenges around growing digital evidence. Our partnership will create improved workflows and efficiencies for prosecutors, by allowing them to review complete evidence, connected together in one place, so they can get to the truth faster.”

LeeAnn Karpel, President of Karpel Solutions, said, “As a company serving the U.S. judicial system for 30 years, we’re excited to partner with NICE to enhance prosecutors' efficiency and justice outcomes by enhancing PbK's media capabilities with NICE's robust digital evidence management. As an additional benefit to our mutual customers, there will be no additional API charge for prosecutors’ offices to take advantage of the integration.”

The PROSECUTORByKarpel (PbK) Case Management Software (CMS) helps prosecutors get more done in less time, by providing enhanced capabilities focused on document management and generation, workflow management, electronic docketing and courtroom calendar management. As a leading digital evidence management solution, NICE Justice digitally transforms how prosecutors’ offices manage discovery, receive and share digital evidence, and create their work product. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases.

The integration of NICE Justice and PbK will automate manual processes associated with managing digital evidence, so prosecutors can spend more time pursuing justice and prosecuting cases. The integrated solution also consolidates and synchronizes digital evidence and data across both systems bi-directionally in real-time, ensuring that complete evidence is always accessible, no matter what system prosecutors choose to work in.

How the NICE Justice – PROSECUTORByKarpel Integration Works
The NICE-Karpel integration automatically brings all types of evidence prosecutors rely on to prosecute cases together, eliminating the need to manually download/upload or scan evidence from system to system, and search across different systems to find relevant evidence. The integrated solution also puts an end to the need to manually create and number case folders, upload evidence into folders, and tag each evidence item with metadata.

The process begins when a user clicks on the initiate case button in the PbK system to create a new case, which is then assigned to a prosecutor. This action automatically generates a corresponding case folder in NICE Justice (with the same case identifier). As evidence comes in from law enforcement it is automatically deposited into the correct NICE Justice case folder, along with any documents attached to the PbK case file. NICE Justice also auto assigns prosecutor access rights to digital case folders, based on linked information in PbK. If case assignments ever change in PbK, this information is automatically updated across both systems, ensuring the newly assigned prosecutor can seamlessly pick up where the former one left off.

Prosecutors’ offices that invest in the integrated solution can also benefit from NICE Justice’s built-in AI and automation capabilities for managing digital evidence that include automated case building, face/object detection, video and audio transcription and translation, optical character recognition (OCR), analytics, and finding evidence connections. As all evidence items are now automatically appended with accurate metadata, the integrated solution can now also leverage NICE Justice’s analytics for intelligent searching, or to find connected information and make evidence recommendations, even across cases.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice visit the NICE website by clicking here or email  PSinfo@NICE.com for more information.

To learn more about PROSECUTORByKarpel visit this website,

About Karpel Solutions
For three decades Karpel Solutions has served the American judicial system by providing technology solutions to businesses, government departments and the legal industry. Founded in 1985, Karpel provides business solutions that mobilize technology to meet specific business goals and needs. In 2001 Karpel entered the criminal case management market by developing a system for the St. Louis Circuit Attorney’s Office. In 2001, Karpel entered the criminal case management market. Today, Karpel is the largest and most widely used provider of criminal case management software in the United States. More info at https://www.karpel.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.